May 24, 2011	TSX: GPR
For Immediate Release	NYSE Amex: GPL

NEWS RELEASE

GREAT PANTHER SILVER POSTPONES RESOURCE ESTIMATE FOR SAN IGNACIO MINE PROPERTY, GUANAJUATO

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE Amex: GPL; the “Company”) has decided to postpone the NI 43-101 compliant mineral resource estimate for the San Ignacio Mine property, Guanajuato, pending further drilling. Diamond drilling has continued at San Ignacio, where silver-gold mineralization was intersected and results announced for the first 8 holes (see news releases dated October 28, November 15, December 21, 2010 and March 10, 2011). As drilling continued and results were compiled, steps were taken to prepare an internal NI 43-101 compliant resource estimate. This involved a Quality Assurance (“QA”) procedure that was even more stringent than the normal process of inserting standards, blanks and duplicates into the drill core sample sequence. Under the new procedure, drill core from select samples was quartered and assayed to compare to the original results and, during this process, it was observed that there was no consistent correlation between the original and check assays.

Visible silver sulphides can be identified in some zones and certain check assays correlate well with the original assays while others do not. The samples in question were originally processed at the SGS-operated laboratory at the Guanajuato mine site, and check assaying at ALS Chemex in Vancouver, B.C. and SGS in Durango has ruled out any laboratory error. Trace element assaying and mineralogical studies are currently being conducted in an attempt to identify any differences between sample sets.

Samples from the Company’s Guanajuato mine, including those from underground drilling, processed at the Guanajuato on-site SGS laboratory have not shown any discrepancies and there has been no effect on production or grade reconciliation at the mine.

Only holes ESI-10-001 to 004 and ESI-11-005 to 009, inclusive have had spot checks to date and all samples from these holes are now being checked, along with holes ESI-11-010 to 014. To date, only about 10% of the samples taken from these holes have been subjected to check assays. Quality Control (“QC”) core logging and sampling procedures of the San Ignacio cores have been reviewed by Dave Rennie, P. Eng, of Roscoe Postle Associates and some modifications were made, with more rigorous logging and sample collection protocols now in place. Hole ESI-11-014 was drilled as a twin of hole ESI-11-009 and sampled under the direct supervision of Mr. Rennie. It returned low grade silver values, even within zones that are visibly mineralized in hole ESI-11-009, where check assays showed a good correlation. Gold grades in ESI-11-014 were highly variable with up to 6.19g/t in quarter core where the corresponding half core sample assayed 1.3g/t. This suggests that short scale variability may exist within the epithermal quartz veins at San Ignacio. Mr. James Chapman, an independent QP, has been brought in to supervise the twinning of three more holes. The use of larger diameter core is also being considered in order to increase the sample size. The Company has decided not to release any further assays from San Ignacio until the check program is complete.

Until this matter is resolved, the previously released assays from these holes should not be considered as indicative of the overall grades within these zones and the Company has put the resource estimate for San Ignacio on hold temporarily. QA/QC checking is ongoing in order to build a larger database for statistical analysis. When this is complete and reviewed the Company will proceed with the mineral resource estimate.

Robert Archer, Great Panther’s President & CEO commented that, “While we are puzzled by the inconsistent assays at San Ignacio, we have identified the issue early on in the exploration program. Extreme grade variation is not uncommon in mining and it requires a greater level of sampling detail. Through an increase in check assays and the twinning of certain holes, we will be able to increase our database and understanding of the grade distribution. It is clear that there is significant silver-gold mineralization at San Ignacio and we will continue to delineate these zones with the intent of building a new NI 43-101 compliant resource at the property.”

Robert F. Brown, P. Eng. and Vice President of Exploration for the Company is the Qualified Person for the Guanajuato Mine, under the meaning of NI 43-101, and is overseeing all of the aforementioned work.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.